UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 3, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated February 3, 2025.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated February 3, 2025.

Exhibit 3	Press Release entitled “Transaction in own shares” dated February 4, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated February 5, 2025.

Exhibit 5	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them ” dated February 5, 2025.

Exhibit 6	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them ” dated February 5, 2025.

Exhibit 7	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them ” dated February 5, 2025.

Exhibit 8	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them ” dated February 5, 2025.

Exhibit 9	Press Release entitled “Transaction in own shares” dated February 6, 2025.

Exhibit 10
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them ” dated February 6, 2025.

Exhibit 11	Press Release entitled “Transaction in own shares” dated February 7, 2025.

Exhibit 12	Press Release entitled “Transaction in own shares” dated February 10, 2025.

Exhibit 13	Press Release entitled “British American Tobacco p.l.c. – Board and Committee Changes” dated February 10, 2025.

Exhibit 14	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated February 10, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated February 11, 2025.

Exhibit 16	Press Release entitled “Transaction in own shares” dated February 12, 2025.

Exhibit 17	Press Release entitled “British American Tobacco p.l.c. – Preliminary results for the year ended 31 December 2024” dated February 13, 2025.

Exhibit 18	Press Release entitled “Transaction in own shares” dated February 13, 2025.

Exhibit 19	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Share Buyback Programme” dated February 13, 2025.

Exhibit 20	Press Release entitled “British American Tobacco p.l.c. – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them ” dated February 13, 2025.

Exhibit 21	Press Release entitled “Transaction in own shares” dated February 14, 2025.

Exhibit 22	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Annual Report for the Year Ended 31 December 2024” dated February 14, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated February 17, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated February 18, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated February 19, 2025.

Exhibit 26	Press Release entitled “Publication of Supplementary Prospectus” dated February 19, 2025.

Exhibit 27	Press Release entitled “Transaction in own shares” dated February 20, 2025.

Exhibit 28	Press Release entitled “Transaction in own shares” dated February 21, 2025.

Exhibit 29	Press Release entitled “Transaction in own shares” dated February 24, 2025.

Exhibit 30	Press Release entitled “Transaction in own shares” dated February 25, 2025.

Exhibit 31	Press Release entitled “Transaction in own shares” dated February 26, 2025.

Exhibit 32	Press Release entitled “Transaction in own shares” dated February 27, 2025.

Exhibit 33	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Block Listing Application and Cancellation of Previous Facility” dated February 27, 2025.

Exhibit 34	Press Release entitled “Transaction in own shares” dated February 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  March 3, 2025